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Prospectus Supplement filed pursuant to Rule 424(b)(3) in connection with
Registration Statement No. 333-41270


                            INTERACTIVE TELESIS INC.
                 Prospectus Supplement No. 1 dated May 3, 2001
                        Prospectus dated October 4, 2000

                        1,997,466 shares of common stock

         This Prospectus Supplement supplements information contained in the Prospectus, dated October 4, 2000, as amended or supplemented, relating to the offer and sale by the Selling Stockholders of up to 1,997,466 shares of common stock of Interactive Telesis Inc. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus.

STATUS OF OFFERING

         Of the 1,997,466 shares registered and available for resale covered by this Prospectus, 8,574 shares of common stock had been sold in equal amounts by the Selling Stockholders.

ADDITIONAL INVESTMENTS BY SELLING STOCKHOLDERS

         Neither the second nor third fundings under the Company's June 12, 2000 securities purchase agreement with the Selling Stockholders were consummated. These fundings of $1,000,000 each were scheduled to occur on December 31, 2000 and February 15, 2001, respectively. Neither funding was consummated because the trading price of the Company's common stock was less than the purchase price in the first closing, which was a condition to each closing.

         On April 16, 2001, the Selling Stockholders, BH Capital and Excalibur, purchased in equal amounts, a total of 50,000 shares of the Company's Series B common stock at a price of $5.00 per share and a 3-year warrant for the purchase of 15,000 shares of Series B preferred stock at a price of $5.50 per share. In connection with this transaction, we paid the finders an aggregate 37,500 shares of common stock and warrants for the purchase of 5,000 shares of common stock at a price of $.60 per share. We also agreed to file a separate registration statement covering the resale of the common stock upon conversion of the Series B preferred stock and upon exercise of the Warrants. The resale of that common stock is not covered by this prospectus or the Registration Statement of which this prospectus is a part. The parties also amended the securities purchase agreement to provide that for the purposes of the repricing rights, Average Market Price means 90% of the average Market Price on each of the 2 trading days having the lowest market prices, whether or not consecutive, during the 30 consecutive trading days ending on the trading day prior to the date a Selling Stockholder sells its common stock to which the repricing right relates. The amendment also extended the terms of the repricing rights from 18 to 24 months. In addition, the Company agreed to engage Mr. Andrew Schachter as a financial consultant and to facilitate the changes in its officers and directors described below. We are currently negotiating

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with the Selling Stockholders for their purchase of an additional $250,000 of our Series B preferred stock.

         We realized aggregate net proceeds of approximately $2,475,000 from the June 12, 2000 and April 16, 2001 transactions after payment of finders' compensation, legal and accounting fees, and other direct costs of the transactions. These amounts do not include the up to additional $360,294 we may receive from the exercise of the warrants issued to the investors and finders in these two transactions. We used these funds to purchase additional computer equipment, including servers and supporting hardware and to initially fund additional personnel necessary to expand our Automated Speech Recognition (ASR) hosting services. We have no minimum budget for these expenditures and our expansion plans may be scaled and timed to meet our available cash resources.

RECENT EVENTS

        CHANGES IN OFFICERS AND DIRECTORS

         Effective April 16, 2001, Messrs. Donald Cameron, Kenneth Ravazzolo and Robert Wilson resigned as directors of the Company, and Mr. Cameron resigned as the Company's Chief Executive Officer and President. Upon effectiveness of these resignations, Mr. Schachter and Ms. Mersky became directors of the Company. One of the Company's five directorships is currently vacant. Mr. Cameron remains as an employee of the Company pending finalization of his employment severance terms by the new Board. The Board has directed the Company's officers to commence a search for a successor to Mr. Cameron as Chief Executive Officer of the Company. Pending the hiring of a new Chief Executive Officer, the duties of that office have been assumed by Mr. Schachter.

         Mr. Schachter is a consultant to the Company providing business strategy and implementation services and is acting Chief Executive Officer of the Company pending the Company's hiring a permanent employee to fill that position. Until 2000, he served as President of Think Interactive, a business and brand strategy consulting company he founded in 1997. After that company merged with U.S. Interactive in 2000, Mr. Schachter continued his consulting duties at U.S. Interactive for a 6-month transition period. Prior to founding Think Interactive, Mr. Schachter worked for Chiat/Day Advertising. Mr. Schachter received his BA and MBA from York University, Toronto, Ontario, Canada.

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         Ms. Mersky serves as Senior Director, Client Services for the TSynapse
Group, of Burlington, Ontario. Prior to joining the TSynapse Group in 1991, Ms. Mersky had served as project manager at Science and Medicine Canada since 1988. Ms. Mersky holds a Bsc.AAM degree from the University of Toronto and a degree in visual communications from the Alberta College of Art.

         H&QGF FINANCING

         On November 21, 2000, we executed a Loan and Security Agreement providing for up to $1.15 million loan financing by Hambrecht & Quist Guaranty Finance, LLC (H&QGF), a privately held venture capital firm. Of the total loan, $650,000 was funded upon execution, an additional $250,000 was funded on April 16, 2001. We plan to receive the remaining $250,000 of this loan by the end of May 2001. Interest on the loan is payable monthly through July 31, 2002, and then quarterly thereafter. Principal on the loan is payable in six equal quarterly payments commencing in August 2002. The outstanding balance of principal and interest on the loan is convertible into shares of our Series A preferred stock at a price of $.75 per share, subject to adjustment for stock splits, stock dividends, or in the event we are involved in a merger or reorganization.

         Payment of the loan is secured by a first lien on our equipment and fixtures, inventory, accounts receivable and general intangibles, including trade names, trademarks, patents and copyrights. The loan agreement restricts the amount and/or terms of additional financing we can incur and contains other restrictive covenants intended to protect the lender. H&QGF has also assigned to the Company's Board its general voting rights for any Series A preferred stock it may receive pursuant to its secured loan or its warrant or equity line of credit described below. Under the agreement, we agreed to pay a one-time transaction fee of $10,000, one-half of which has been paid and the remainder is due on May 21, 2001.

         We also issued to H&QGF a warrant to purchase 394,737 shares of our Series A preferred stock. The warrant provides for an exercise price of $.75 per share, which may be paid either in cash or by a cashless exercise, pursuant to which the Series A preferred stock issuable is based on the difference between the exercise price and the fair market value of the Series A preferred stock at the time of exercise.

         After payment of our direct costs of this financing, including legal fees and our transaction costs, we realized aggregate net proceeds of approximately $860,000 from these loans. We used these funds to purchase additional computer equipment, pay for additional personnel, and to fund a loan of approximately $150,000 to our majority owned subsidiary, Paragon.

         Also, on November 21, 2000, we executed an equity line of credit agreement with H&QGF, under which, subject to the satisfaction of certain conditions, we can require H&QGF to purchase (or put to H&QGF) up to an aggregate of $3.0 million of our Series A preferred stock over a 12-month period at a price which would generally equal 83% of the lower of (X) the average of the bid prices of our common stock over the five-day period ending on the relevant closing date and (Y) the closing price of our common stock on the relevant closing date. Our ability to put this preferred stock to H&QGF is subject to the prior effectiveness of a registration statement covering H&QGF's resale of the common stock it may receive upon conversion of the Series A preferred stock we put to it. The SEC has advised the Company that it may not register the resale of this common stock before H&QGF actually purchases the Series A preferred stock to which it relates. As a result, the


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equity credit line cannot become effective unless this condition is waived or the credit line agreement is amended or replaced. The Company is currently discussing an amendment or replacement agreement with H&QGF for the $3.0 MILLION equity credit line. It is not certain an agreement in this regard can be reached, and there is no assurance all or a portion of this $3.0 million financing will otherwise be completed.

BUSINESS DEVELOPMENT

         AUTOMATED SPEECH RECOGNITION SERVICES

         Our current priority is the development and deployment of services using IVR and ASR technology and speech-enabled hosting capabilities. ASR technology essentially allows computers to understand the human voice and respond to voice commands. Management expects applications based on this technology, as developed, will not only replace current IVR applications but also will dramatically expand the market for these applications as they extend beyond those which can be supported by current IVR technology. Our goal is to be a leading edge provider of ASR hosting applications. We believe a potentially great market exists for these services.

         To pursue this goal, we have acquired a controlling interest in Paragon which is a reseller of speech recognition software and application building blocks for ASR technology as a part of its integrated solutions for various corporate customers. Management believes its ownership of Paragon enhances our development, integration and support capabilities for ASR applications through opportunities for joint and symbiotic activities with Paragon. These activities will initially focus on the development and deployment of ASR solutions for our corporate customers. If successful, our relationship with Paragon should position our Company as one of the premier hosting providers for complex ASR applications.

         We began marketing of our ASR hosting services in late 2000. Our principal strategy for market penetration and acceptance is to concentrate on potential customers who we believe can best use and benefit from the advantages of ASR hosting capabilities. Under this strategy, we are willing to service these customers on a short term, limited use basis. Our strategy emphasizes the demonstration of the advantages and cost effectiveness of our ASR hosting services, rather than the immediate generation of revenue or profits. Currently, we are providing and/or have reached an agreement to provide our ASR-based services to most of our customers on this basis, with the expectation that many of them will expand their use of our ASR services and generate significant revenues for us in the third and fourth quarters of our 2001 fiscal year.

         OUTLOOK

         During the six-month period ended January 31, 2001, we expended significant amounts to expand our employee and technological resources in anticipation of customer demand for these services. However, due to uncertainties arising from the slowdown of the U.S. economy, most of our targeted customers for these services have delayed or deferred their decisions to upgrade their interactive voice response and hosting services. As a result, the revenue-generating contracts we anticipated to arise during these two fiscal quarters failed to materialize. We still expect significant revenue-generating contracts will be made during the next two fiscal quarters. The discussion below emphasizes the increase in our costs and expenses as compared to the same periods last year.


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During the fiscal quarter ended January 31, 2001, and subsequent thereto, we have taken significant action to reduce and contain our operating costs and expenses. During that fiscal quarter, the Company reduced its staff from 58 persons to 32 full-time persons (including 5 persons employed by our controlled subsidiary, Paragon).

         Management believes the combination of its cuts in staff, administration and operating costs and other cost controls it as put into place will greatly reduce expenses until it can generate additional revenues. Based on its current cash flow projections and analysis, management expects the Company to complete targeted operations for the fiscal year provided the Company consummates the sale of the additional $250,000 of Series B preferred stock currently being negotiated to the Selling Stockholders and the remaining $250,000 from H&QGF under its secured loan agreement. In order to achieve our operating objectives, we will need the $3.0 million from the H&QGF equity credit line or replacement funding in the first quarter of our 2002 fiscal year.

         To position itself for short-term revenue growth, the Company must receive the $500,000 in additional financing discussed above and for revenue growth projected in fiscal year 2002, the Company must receive the additional $3.0 million equity line financing for H&QGF or from an alternative source.

         DESCRIPTION OF CAPITAL STOCK

         On January 30, 2001, the Company amended its Certificate of Incorporation to authorize the issuance of 125 million shares of capital stock to provide for 100 million of $0.001 par value common stock and 25 million of $0.001 par value preferred stock. The Company subsequently designated 10,000,000 shares of Series A preferred stock and 200,000 shares of Series B preferred stock. The following terms, rights and privileges of the Series A Preferred Stock and the Series B Preferred Stock are set forth below. Unless otherwise stated, for the purposes of this discussion, both the Series A Preferred Stock and the Series B Preferred Stock are referred to as "Preferred Stock" and have the same terms, rights and privileges.

         The preferred stock ranks prior to the common stock as to dividends and distributions of assets and each series ranks PARI PASSU with the other. Upon a change in control, liquidation, dissolution or winding up of our affairs, each holder of shares of any series of our preferred stock will be entitled, on an equal basis with all other holders of the preferred stock, to a liquidation preference prior in right to any holders of our common stock. The liquidation preference equals the amount paid for the preferred stock.

         Holders of the preferred stock are entitled to receive an annual dividend equal to 7.5% of the initial issuance price of the preferred stock, compounded and paid monthly. Dividends are payable on the Series A Preferred Stock in shares of Series A Preferred Stock valued at 83% of the closing price of our common stock on the dividend payment date. Dividends on the Shares of Series B Preferred Stock are payable in shares of Series B Preferred Stock valued at an amount equal to the product of 10 multiplied by 83% of the closing price of our common stock on the dividend payment date.

         The Series A Preferred Stock converts into common stock on a 1 to1 basis and the Series B Preferred Stock initially converts into common stock on a 10 to 1 basis. The conversion rates are


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adjustable from time to time to account for stock splits, stock dividends, reorganization, mergers, asset sales and similar events.

         Each series of the preferred stock is entitled to vote as a separate class on the creation of any new series of preferred stock or the issuance of additional shares of capital stock ranking senior or equal to that series of preferred stock. Holders of shares of any series of the preferred stock are entitled to vote on all matters submitted to stockholders for a vote, voting together with the holders of our common stock as a single class. Holders of the preferred stock are entitled to one vote per share of preferred stock held. Holders of the preferred stock are entitled to one vote for each share of common stock into which the preferred stock they hold is convertible.

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ORIGINAL PROSPECTUS.

         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

         The date of this Prospectus Supplement is May 3, 2001.


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